

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2022

Thomas DeLonge
Chief Executive Officer
To The Stars Inc.
315 S. Coast Hwy 101 Suite U38
Encinitas, CA 92024

      Re: To The Stars Inc.
          Offering Statement on Form 1-A
          Filed on March 16, 2022
          File No. 024-11831

Dear Mr. DeLonge:

      This is to advise you that we do not intend to review your offering statement.

      We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

      Please contact Janice Adeloye at 202-551-3034 or Jennifer López Molina at 202-551-3792 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Trade & Services